                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)


                              ANGELES PARTNERS XII
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                           ---------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
(1)      Transaction Valuation*   $31,302,600    Amount of Filing Fee: $6,260.65

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 44,718 units of limited partnership interest of the subject partnership for $700 unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:  $1,379.17       Filing Parties:  AIMCO Properties, L.P.

Form or Registration No.: Schedule 14D-1 Date Filed:   August 20, 1999




                         (Continued on following pages)

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 10 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the
Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest (the "Units") of Angeles Partners XII (the "Partnership"); and (b) Amendment No. 10 to the
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on June 22, 1998, by Broad River Properties, L.L.C. ("Broad River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial Group, Inc. ("Insignia") and Andrew
L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on August 13, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on September 11, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on September 21, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on October 26, 1998, by Broad River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (v) Amendment No. 5, filed with the Commission on January 22, 1999, by Cooper River, IPLP, IPT, Broad River, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on May 14, 1999, by Cooper River, Broad River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO,
(vii) Amendment No. 7, filed with the Commission on July 1, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on August 6, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO and (ix) Amendment No. 9, filed with the Commission on August 20, 1999, by Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, Broad River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(2) SECURITY AND SUBJECT COMPANY.

         (b) This Statement relates to an offer by AIMCO OP to purchase the 44,718 outstanding units of limited partnership interest (the "Units") of the Partnership, subject to certain pro rations, at a purchase price per Unit, net to the seller, of $700 in cash (less the amount of any distributions paid by the Partnership on and after August 19, 1999), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated August 19, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), a Supplement to Offer to Purchase, dated September 7, 1999 (the "Supplement') and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) to the original Statement and Exhibits (a)(2) and (a)(4) hereto, respectively.

(7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information in the Supplement is hereby incorporated herein by reference.



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



(11)     MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated August 19, 1999 (Previously filed).
         (a)(2)   Letter of Transmittal and related Instructions.
         (a)(3) Letter, dated August 19, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
         (a)(4)   Supplement to Offer to Purchase, dated September 7, 1999.
         (a)(5) Letter, dated September 7, 1999, from AIMCO OP to the Limited Partners of the Partnership.
         (a)(6)   Press Release, dated September 3, 1999.
         (a)(7)   Notice of Withdrawal.
         (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated September 7, 1999, is incorporated herein by this reference.)
         (c)      Operating Agreement for CLS-19 Associates LLC.
         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.
         (z)(1) Agreement of Joint Filing, dated August 19, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Broad River and Cooper River (Previously filed).

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 1999
                                              COOPER RIVER PROPERTIES, L.L.C.

                                              By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                   Executive Vice President

                                              BROAD RIVER PROPERTIES, L.L.C.

                                              By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                   Executive Vice President

                                              AIMCO/IPT, INC.

                                              By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                   Executive Vice President

                                              INSIGNIA PROPERTIES, L.P.

                                              By:  AIMCO/IPT, INC.
                                                   (General Partner)

                                              By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                   Executive Vice President

                                              AIMCO PROPERTIES, L.P.

                                              By: AIMCO-GP, INC.
                                                  (General Partner)

                                              By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                   Executive Vice President

                                              AIMCO-GP, INC.

                                              By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                   Executive Vice President

                                              APARTMENT INVESTMENT
                                              AND MANAGEMENT COMPANY

                                              By: /s/ Patrick J. Foye
                                                 -------------------------------
                                                   Executive Vice President

                                 EXHIBIT INDEX


      EXHIBIT NO.                    DESCRIPTION
      -----------                    -----------
         (a)(1)   Offer to Purchase, dated August 19, 1999 (Previously filed).
         (a)(2)   Letter of Transmittal and related Instructions.
         (a)(3)   Letter, dated August 19, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership (Previously filed).
         (a)(4)   Supplement to Offer to Purchase, dated September 7, 1999.
         (a)(5)   Letter, dated September 7, 1999, from AIMCO OP to the Limited
                  Partners of the Partnership.
         (a)(6)   Press Release, dated September 3, 1999.
         (a)(7)   Notice of Withdrawal.
         (b)      Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of
                  America, Bank Boston, N.A., and First Union National Bank.
                  (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated
                  September 7, 1999, is incorporated herein by this reference.)
         (c)      Operating Agreement for CLS-19 Associates LLC.
         (d)      Not applicable.
         (e)      Not applicable.
         (f)      Not applicable.
         (z)(1)   Agreement of Joint Filing, dated August 19, 1999, among AIMCO,
                  AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, Broad River and Cooper
                  River (Previously filed).